UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

MEDIROM Healthcare Technologies Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

58510H103**

(CUSIP Number)

Kouji Eguchi c/o COZY LLC 3-5-1 Itabashi, Itabashi-ku Tokyo, Japan +81 (90) 1847-3740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Common Shares of the Issuer. CUSIP number 58510H103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “MRM.” Each ADS represents one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58510H103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kouji Eguchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,034,960(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,034,960(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,960(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents (i) 1,884,960 Common Shares held directly by Mr. Eguchi, and (ii) an aggregate of 150,000 Common Shares that may be issued upon exercise of certain stock options held by Mr. Eguchi which are exercisable within 60 days from the date hereof.

(2)	This percentage (i) is based on 4,882,500 Common Shares issued and outstanding as of June 30, 2022, as reported in the Issuer’s interim report for the six months ended June 30, 2022 furnished by the Issuer with the U.S. Securities and Exchange Commission on a Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 27, 2022, and (ii) excludes 662,251 Common Shares issuable upon conversion of the certain convertible bonds held by Kufu Company, Inc., which are deemed to be outstanding and to be beneficially owned by the person holding the convertible bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Common Shares”), of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan (the “Issuer”), whose principal executive offices are located at 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

The Issuer’s American Depositary Shares (“ADSs”), each representing one Common Share, are listed on The NASDAQ Capital Market under the symbol “MRM.”

Item 2.	Identity and Background.

(a)	This Statement is being filed by Mr. Kouji Eguchi (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 3-5-1 Itabashi, Itabashi-ku, Tokyo, Japan.

(c)	The Reporting Person is the Chief Executive Officer and controlling shareholder of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is currently deemed to beneficially own an aggregate of 2,034,960 Common Shares, consisting of (i) 1,884,960 Common Shares held directly by the Reporting Person, and (ii) an aggregate of 150,000 Common Shares that may be issued upon exercise of certain stock options held by the Reporting Person which are exercisable within 60 days from the date hereof. For more information regarding the foregoing, please see the statement on Schedule 13G filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2021, pursuant to Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934, as amended, in connection with the initial public offering of the ADSs representing Common Shares by the Issuer. The Reporting Person has acquired the Common Shares as the founder of the Issuer and in connection with his service as the Chief Executive Officer of the Issuer.

This Statement is being filed in connection with the potential acquisition of Common Shares by the Reporting Person pursuant to a Rule 10b5(c)(1) stock repurchase plan (the “Rule 10b5-1 Plan”). On January 18, 2023, COZY LLC (“COZY”), a limited liability company organized under the laws of Japan and an entity wholly-owned and controlled by the Reporting Person, entered into the Rule 10b5-1 Plan with a U.S. investment bank, pursuant to which the Reporting Person, through COZY, may purchase up to JPY50 million of the ADSs from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023, subject to, among other factors, certain price, market, volume and timing constraints specified in the Rule 10b5-1 Plan.

There is no assurance that the Reporting Person will purchase any ADSs under the Rule 10b5-1 Plan at all, and no ADSs have been purchased by the Reporting Person under the Rule 10b5-1 Plan to date. All purchases of ADSs to be made under the Rule 10b5-1 Plan will be funded by cash on hand available to the Reporting Person.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is hereby incorporated by reference in this Item 4.

Except as described under Item 3 above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Shares held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the ADSs representing the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of the Common Shares by the Reporting Person will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5.	Interest in Securities of the Issuer.

(a) (b)	The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. As of the date hereof, the Reporting Person may be deemed the beneficial owners of an aggregate of 2,034,960 Common Shares, representing approximately 41.7% of the issued and outstanding Common Shares of the Issuer.

For purposes of this Statement, the Reporting Person has assumed that the total number of the Issuer’s issued and outstanding Common Shares is 4,882,500, as reported in the Issuer’s interim report for the six months ended June 30, 2022 furnished by the Issuer with the SEC on a Report on Form 6-K filed with the SEC on December 27, 2022, and (ii) excludes 662,251 Common Shares issuable upon conversion of the certain convertible bonds held by Kufu Company, Inc., which are deemed to be outstanding and to be beneficially owned by the person holding the convertible bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The Reporting Person is also the holder of one Class A Share of the Issuer. The Issuer has one Class A Share issued and outstanding to date.

(c)	Except as described above, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Rule 10b5-1 Plan

On January 18, 2023, the Reporting Person entered into the Rule 10b5-1 Plan with a U.S. investment bank, pursuant to which the Reporting Person may purchase up to JPY50 million of the ADSs from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023, subject to, among other factors, certain price, market, volume and timing constraints specified in the Rule 10b5-1 Plan.

The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan, a form of which is filed as Exhibit 99.1 to this Statement and is incorporated herein by reference in its entirety.

There is no assurance that the Reporting Person will purchase any ADSs under the Rule 10b5-1 Plan at all, and no ADSs have been purchased by the Reporting Person under the Rule 10b5-1 Plan to date. All purchases of ADSs to be made under the Rule 10b5-1 Plan will be funded by cash on hand available to the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Rule 10b5-1 Stock Repurchase Plan (Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that we treat as private or confidential)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 25, 2023

/s/ Kouji Eguchi
Kouji Eguchi